

BeachSheetz

Business Plan

BeachSheetz, LLC.
A California Limited Liability Company
614 N. Evergreen St.
Burbank, CA 91505

Index

BeachSheetz

Executive Summary

BeachSheetz started as a simple idea three years ago on the beaches of Malibu, CA. We gathered a group of friends to lie out, swim, throw the football, and enjoy a beautiful weekend in the sun. Instead of lying on individual beach towels, we decided to bring two queen-sized bed sheets. We laid them on the beach side-by-side, used our shoes and bags to hold the corners down, and enjoyed a nice and relaxing day in the sand.

A few months later, while in Hermosa Beach, we realized that none of the people around us were using a sheet, and nearly everyone was lying on a towel. We, on the other hand, had plenty of room to relax, spread out, and protect our belongings from the sand below.

After leaving the beach that day to get lunch, our founders, Austin Wright and David Shoham, mentioned how cool they thought it would be if we created a company that made large sheets for beachgoers with built in weighted corners. "If the sheet came with weighted corners," Austin said, "you could lay the sheet out without having to use your belongings to keep the corners down." That marked the day that the idea for BeachSheetz was formed.

Their next step was to figure out how to transport a large sheet to and from the beach comfortably and conveniently. They also had to figure out a way to make it comfortable. If you're going to be at the beach or out in the sun for long periods of time, it had to be heat-resistant, and preferable sand-resistant and water-resistant too.

So the next year was spent meticulously creating, modifying, and perfecting what is now... The World's Best Outdoor and Beach Accessory.

General Company Description

Business & Industry -

We are in the beach towel and beach/park accessories business. We provide a superior product that simultaneously offers more space than a standard towel, in a material that is cool and water-repellant, while folding easily into a small drawstring synch bag that can be worn as a backpack.

- **Company Vision:** Our vision at BeachSheetz is to provide the ultimate beach or park experience to everyone around the world. A blanket that's large enough for your whole family, soft enough for your infants, and convenient enough to carry on your back. Our product was created to redefine what you and your family imagine while looking for comfort and convenience on the beaches around the world.

- **Mission Statement:** To provide the ultimate beach and park experience. We offer the highest-quality product available to revolutionize your experience at the most sought-after destinations around the world. Our goal is to provide comfort, convenience and style. That's who we are.

Core Values:
- Integrity - For our brand
- Passion - For our industry
- Quality - For our product
- Excellence - In everything we do
- Fun - For our customers

KICKSTARTER

Following the massive success of our first year selling the product (in which we completely sold out as a Best Seller on Amazon), we decided to launch a Kickstarter Campaign.

Our initial goal was to raise 20-25k so we could place a larger order and hopefully have enough product to start introducing it to retail buyers.

What would happen over the next 30-Days, we never expected.

The campaign went viral... finishing with over $150,000 from over 2100 backers, in just 30-days.

You can view our campaign and results here:

https://www.kickstarter.com/projects/1645480067/beachsheetz-the-worlds-best-outdoor-accessory



BeachSheetz

Company Objectives / Philosophy

Company Goals and Objectives –

- GOALS -- Our #1 Goal is to become a household name, all over the world. When you think of beach products and accessories. We want BeachSheetz to be as common as the beach towel, yet much more loved. We want to be known for providing a "why didn't I think of that?" product, that once you own, you can't go without. We want to be known as a brand for providing not only a superior experience and product, but also superior customer service and satisfaction.
- OBJECTIVES -- Our objectives are to grow BeachSheetz to a $25+ Million dollar annual revenue company, without ever compromising our brand promise and core values. Our first year goal after our fundraising campaigns is $500,000-$1,000,000 in revenue (approximately 420 units per month), and we strive to double that goal annually in the preceding years.

Business Philosophy

- Our company's philosophy is: "Anything that is currently being done can be improved upon. And if it's not being done, and it makes sense, get up and make it happen."
- We believe that through hard work, and relentless effort to continue to improve something that you believe in, success is inevitable. And by tapping into creativity and passion, anything is possible.

Target Market / Company Strengths & Core Competencies

Target Market

- Everyone. We all own at least one beach towel, right?
- Our main focus will be high-traffic tourist destinations all throughout the coastlines of the Southeast and Southwest United States. We are also attempting to obtain licensing rights of major Universities to brand individual school's mascots and colors and market to their students and alumni, eventually gaining licensing rights from professional sports organizations.

Company Strengths and Core Competencies

- Our strengths lie in two places, our product and our people.
- Product: We know consumers will love our product once they try it or own it. We know that because of extensive market analysis research. There's no better feedback you can get than real, honest feedback from your customer.
- People: Our team is made up of an eclectic group of friends and family that have not only frequented, but have lived on beaches from the Southern United States (Texas and Florida) to the East Coast (North Carolina and Virginia Beach) to the West (Los Angeles and San Diego), and even internationally. We are young, energetic, enthusiastic, customer-centric, and most of all, we love people and we love the beach!

BeachSheetz

Products and Services / Pricing

BeachSheetz Collections

Our flagship product, BeachSheetz – The Hermosa Collection is a square, bed-sheet sized blanket/sheet that has removable weighted corners attached to a drawstring bag/backpack.

It can be spread out at the beach or park similar to a regular bed sheet, and you can comfortably lay 3 or more people on it, depending on the size. This prevents 3 or 4 people from having to bring 3 or 4 separate beach towels to lie on at the beach.

The corners contain weights in the form of small beads that are sewn in and can't be broken or removed. The bags are designed to give the sheet just enough weight to be able to throw out nicely anywhere at the beach or park, and hold down the sheet from any breezes or gusts of wind. No more putting your shoes, beach bags, and other items on the corners of your towel to keep it from blowing away while you're laying out!

The product is machine washable, and will last for years.

The entire sheet folds easily into a small, drawstring bag that can be worn as a backpack for easy transport and extra storage for your beach accessories.

Pricing - BeachSheetz start at $34.99, and we have also recently introduced some additional Collections, like the Malibu, Maui, Manhattan, and Venice, offering a wide range of stylish options.

Marketing / Market Research

Market Research

The market size for beach towels in the state of Florida alone is particularly high. The state of Florida, one of the states we intend to sell BeachSheetz, attracts a very high number of visitors per year. Data for the 2013 calendar year shows that over 85 million people visited the state this particular year. Also for 2013, these 83 million people left an economic impact of over $65 billion in tourism spending. Statistics also show that the main activities these tourists perform while they visit Florida is shopping, going to beaches, and visiting amusement/theme parks.

BeachSheetz are an essential product for Florida tourists because they are spending their money by shopping, as well as visiting the beaches. If marketed right, BeachSheetz has a very high potential of sales for the state. In the local levels, the city of Orlando has over $26 billion in visitor spending. Although specific data could not be found for beach tourism on the national level, there are thousands more beaches throughout the United States, let alone Internationally.

Over 60% of the entire world's population live within 50 miles of a coast.

One particularly interesting fact is that the beach is one of the American population's favorite vacation spots. This means that although there are a steady number of visitors to beaches nationwide, the number is constantly growing each year. We believe that although the market for beach towels may be saturated, BeachSheetz introduces a new product that has not been seen before in this industry. This towel/sheet has the ability to gain a massive market share on any would-be competitors.

BeachSheetz is an essential tool for beach-goers anywhere. Its ability to solve many of the annoyances you get when visiting a beach (like getting sand on your towel, or having to bring multiple towels that blow around with the wind) is solved through the BeachSheet. This product has the ability to become a trend in the beach towel and beach accessories market and be oriented to have an extremely high market share.

Market Research (cont.)

- We did our own study on the Beaches of Santa Monica, Venice, Hermosa & Redondo Beach in Los Angeles, Pacific Beach and Mission Beach in San Diego, and Virginia Beach, VA. Here are the statistics and case studies:
- Out of 435 people surveyed, 203 were men and 232 were women.
- Approximately 50% were Caucasian, 25% Latino, 10% Asian, 5% African American, and 10% mixed or other.
- Of the 435 participants, 397 said they loved the product and would purchase it at a price of $29.99-$49.99.
- Of the 397 potential buyers, 260 went to college and 96% (or 250) said they would love to see it in their college colors or with their school's mascot.
- Of the 397, 389 (or 97%) currently own at least one beach towel.

Potential Barriers to Market Entry (or lack of) –

- Our production and manufacturing costs are very low.
- Our product is unique, and patented.
- Our product is small, will be packaged tight, and it's easy to ship.
- The customer will pay all shipping costs.
- Our potential for additional products and features is high (many other beach accessories go with a towel)
- We will have immediate brand recognition - BeachSheetz, the name, says what it is.
- Our product is made of a great material that is durable and machine-washable, while still remaining comfortable. Additionally, the drawstring backpacks are already an extremely popular fashion accessory.
- We have almost no competition.

The Customer -

From our primary research statistics and real-world feedback, the average customer would view this product as "cool" and a "great idea." They also feel it's a great value for the price. The average price for a standard beach towel is between $20-$30, and most families will purchase and bring between 3 and 5 of these to the beach. Your average household (of any age category) owns at least 3-5 beach towels.

Some customers revealed that they would still use and bring their current beach towel to the beach, but would also purchase this product to lie on separately. They indicated that if they went to swim in the ocean, they would want to dry off with their towel, but not lay on it afterwards. This group of consumers indicated that they would still be a target audience, despite already owning multiple beach towels and were not in the market for a new one.

BeachSheetz

We asked our research participants for additional suggestions on how they could make our product better, and the most common request was to have a small set of speakers with a smart-phone connector to play music. We are currently researching options to have this feature added to our Premium Model, BeachSheetz 2.0. We are also working on accessory items like a pop up tent or umbrella and inflatable pillows. Think, an entire outdoor "experience!"

Benefits

- **Quality Product** - We've selected the finest materials, and designed our product to last for years without tearing, fraying, or fading.
- **Price** - We've selected a great price point. We offer more than standard beach towel, at virtually the same cost to the consumer.
- **Selection** - We are starting with a standard model, but hope to quickly move to offering completely customizable BeachSheetz.
- **Service** - Our customer service will be known as the elite in the industry. Every BeachSheet comes with a risk free 30-day trial, in which we will cover all costs, including shipping, if a customer is not happy. We will then offer a 90-Day 100% money back guarantee on the product, less shipping costs.
- **Reliability** - We stand behind every BeachSheetz that is made. Quality is one of our core values, and we will not compromise that for any amount of profit.
- **Expertise** - We live at the beach. We live the lifestyle. We use the products ourselves.
- **Company Reputation** - We will uphold our Vision, Mission, and Core Values to ensure our reputation stands as the finest in the industry.
- **Location** - Based out of Southern California. Where better to launch?
- **Appearance** - Classy, elegant, fun, stylish, and cool for any age or gender.

Niche

- Our niche is the thing that makes our product so special. Although our product is modeled after one of the most common items sold on every coast of the world (beach towels), there is nothing out there that resembles what we are offering. A sheet, with weighted corners, that folds into a drawstring synch backpack. It's simple, easy to manufacture, and it solves a common problem: people love to lay out at the beach, but hate to get sand all over everything.

BeachSheetz

Promotion

- We'll begin with the most basic form of advertising: word of mouth. (this has already begun). Spreading the word through our personal networks of thousands of friends and family.
- Next, we're hitting the beach. We will pass out promotional flyers, cards, advertising, etc., to beachgoers everywhere. It won't take long for us to get the snapshot of the product in front of tens of thousands of beach goers.
- We will be promoting through social media as well. Our Facebook page, Twitter, YouTube videos, Instagram, and many other forms of internet marketing will generate a huge online "buzz"
- Small advertising – basic Google Adwords marketing, direct mail, and local magazines are the next step.
- Large advertising – We are aiming to launch a product campaign on QVC and/or HSN networks.
- Mainstream – Our product will be introduced to major chain retailers such as Wal-Mart, Target, Bed Bath & Beyond, and Sporting Goods Stores.
- From there, the viral effect will make BeachSheetz a household name, in which we will look to expand to Australia next, and eventually Asia-Pacific, Europe, and South America.

Budget – We currently have raised $160,000 through crowdfunding campaigns and have sold another $50,000 in product directly online. Our main problem now is simply keeping up with demand. (A great problem to have!)

BeachSheetz Blog

- Additionally to our marketing efforts to acquire new customers, we will put a focus on retention, add-ons, and up-sales of our current customer base through our "BeachSheetz Blog"
- We will capture our customers' info by sending a thank you card and customer feedback online survey to every person that purchases a BeachSheetz. With this, we will build a client list and email base, in which we will contact with weekly or monthly blog posts. This will include current content regarding beach activities and sporting events, as well as fun facts, beautiful art, and eventually promotions for additional products.

Build – Measure – Learn

We believe in the Build-Measure-Learn concept, as introduced by Start-up specialist Eric Ries in the Lean Startup. The more we can learn from our customer, the faster we will grow.



Sponsorships

- We intend to sponsor major and minor beach events such as volleyball tournaments, music and art shows, and local charities and fundraisers.
- Eventually we would also like to sponsor outdoor athletes, such as beach volleyball, surfers, and other athletes that typically perform outdoors.
- The more exposure we get, the faster our product buzz will spread.

The daily operations of our business will be conducted initially from our office in Los Angeles, CA.

Our website, social media, online marketing, and promotional campaigns will be conducted from the office of our CEO, Austin Wright, in Los Angeles, CA.

Production

- Production of all BeachSheetz (initially) will take place at Ederbou Industrial, Co., manufacturing plant, in Hong Kong.
- Products will be transported to our warehouses internationally and in the US via our shipping partners, EasyPost.

Quality Control

- In conjunction with the ownership of the company, our VP of Product Development, Jacob Reuter, will be responsible for quality control of all BeachSheetz that are produced. Every product will be thoroughly and rigorously tested and analyzed by hand and eye to make sure there are no design flaws, frayed material, or errors in manufacturing. Our product comes with a money back guarantee, and our quality is of the upmost importance.

Customer Service

- BeachSheetz customer service will be handled in-house, by the CEO and COO of the company, via internet and through a toll-free customer contact number available 24 hours a day. Live customer service representatives will be available Mon-Fri 9am-5pm PST.

Inventory Control

- Our CEO, Austin Wright, who is well experienced in merchandising through a former successful business venture, will be responsible for inventory control.
- Industry leading software will be used to track all products coming and going.

Product Development

- Our COO, David Shoham, will run Product Development and will hold weekly product development sessions, along with the company Executives and partners.
- Every customer that purchases one of our products will be asked to give us feedback on how we can improve, and what they would like to see next.
- All feedback will be tracked and stored, and presented in our weekly Product Development meetings, and new products and/or ideas will be distributed and developed accordingly.

Staffing

- As we grow, we understand there will be a need for additional team members. Our selection and procedure for how we select future employees will be rigorous. Similar to Zappos.com CEO, Tony Hseih, we believe our people and our service are what will make or break our business. We strive to create a culture that is serious and results-oriented, yet fun and motivating at the same time.
- We will engrain the company Vision, Mission Statement, and Core Values into every new employee, and make sure that we are always focused on unmatched customer service, first.

Management and Organization

Chief Executive Officer – Austin Wright

- As founder and CEO, Austin Wright will oversee all company operations and procedures.
- Initially, focus will be on brand development and awareness, but later the P&L and company revenues and bottom line will take priority.
- With 15+ years of experience managing and developing multi-million dollar health clubs, Austin possesses the experience needed to build and lead teams, as well as develop, recruit, and mentor new team members.

Chief Operating Officer – David Shoham

- As VP of Customer Relations, David is responsible to ensure every customer is above and beyond satisfied with not only their purchase and product, but also their overall experience with BeachSheetz.
- David will track customer experience, request feedback surveys, and develop our Operations and Customer Service departments of the company.
- With over 15 years of experience in the food and beverage and bar management industry, he is a perfect fit for the leader of one of our most crucial company elements – our customer.

VP of Product Development – Jacob Reuter

- As VP of Product Development, Jacob's main objective is to begin working on the "next" thing, while we are growing and introducing our current product to the world.
- Jacob will also be responsible for gathering customer feedback data on what they would like to see next, and then tracking that, presenting it to the company ownership, and developing any new products we will introduce.
- With over 10 years in the retail and product development industry, Jacob is the most well versed, well-traveled, and most experienced amongst the group in terms of customer needs and desires. He currently owns and operates SeaShades Sunwear, a company making unique, stylish bamboo sunglasses for men and women. SeaShadesSunglasses will be partnering with BeachSheetz to offer bundle packages that you can purchase, including matching BeachSheetz & SeaShades.

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